UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 81450 / August 21, 2017

ADMINISTRATIVE PROCEEDING
File No. 3-17884

In the Matter of **Ubiquity, Inc.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Ubiquity, Inc. ("Ubiquity" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on March 20, 2017, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1.   Ubiquity (CIK No. 1538329) is a Nevada corporation headquartered in Irvine, California with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). As of January 30, 2017, the common stock of Ubiquity was quoted on the over-the-counter markets.

2.   Ubiquity has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder while its common stock was registered with the Commission in that it did not timely file an annual Report on Form 10-K for its fiscal year ended December 31, 2015 or quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 2016 and June 30, 2016. Ubiquity also failed to comply with Exchange Act Section 13(a) and Rule 13a-13 thereunder by failing to file a quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2016.

IV.

Section 12(j) of the Exchange Act provides as follows:

> The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of August 22, 2017.

By the Commission.

Brent J. Fields
Secretary